RECEIVED

Ref: PGC/ltop/adr0405 2005 APR 12 A 8:08

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 April 2005



GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued from 10 March to 31 March together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

SCHEDULE OF DOCUMENTS ISSUED
10 MARCH 2005 to 31 MARCH 2005

COMPANIES HOUSE FILINGS		
11 March 2005	-	Forms 88(2) re allotment of shares
31 March 2005	-	Forms 88(2) re allotment of shares
31 March 2005	-	Forms 169(1B) re purchase of treasury shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE (OTHER THAN BURBERRY ANNOUNCEMENTS IN RESPECT OF DIRECTORS' DECLARATIONS WHICH SIMPLY REPLICATE THE RELEVANT GUS ANNOUNCEMENTS)		
11 March 2005	-	Transaction in own shares
14 March 2005	-	Transaction in own shares
15 March 2005	-	Transaction in own shares
16 March 2005	-	Transaction in own shares
17 March 2005	-	Transaction in own shares
18 March 2005	-	Transaction in own shares
21 March 2005	-	Transaction in own shares
21 March 2005	-	Block listing return
22 March 2005	-	Transaction in own shares
23 March 2005	-	Transaction in own shares
24 March 2005	-	Transaction in own shares

1 APRIL 2005

82 500

Ref: chcorres.pgc.roc88(2)s

11 March 2005

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully



Paul Cooper

Assistant Company Secretary

BOLD BLACK CAPITALS



Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS Plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3425	180	227
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	3.84	5.08	5.23

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name MR BERNARD JOHN NEVILLE Address 3A KINGS ROAD, BRAMHOPE LEEDS UK Postcode LS16 9JW	ORDINARY	1,113
Name MR STEPHEN JOHN HAITHWAITE Address NELSYS COTTAGE, 49 HIGH STREET, POTTERSPURY NORTHANTS UK Postcode NN12 7NA	ORDINARY	2,719
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	3,832

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 11 MARCH 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester M12 4JD
Tel 0870 836 4064

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	3	3	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	100	1,468	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name MRS TM NUTBROWN Address 32 CARISBROOKE ROAD, MILTON, SOUTHSEA, PORTSMOUTH, HAMPSHIRE. UK Postcode P04 8RF	Class of shares allotted Ordinary	Number allotted 100
Name MR ALAN HARRY TONKINSON Address 4 HEREFORD CRESCENT, MIDWAY, SWADLINCOTE, DERBYSHIRE UK Postcode DE11 7PT	Class of shares allotted Ordinary	Number allotted 1,468
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1568

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** 11 MARCH 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*



Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper)
5 Union Street
Manchester M12 4JD
Tel: 0870 836 4064 Fax: 0870 836 4056
DX number DX exchange

82S017

Ref: chcorres.pgc.roc88(2)s

31 March 2005

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully



Paul Cooper

Assistant Company Secretary

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	07	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,441		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	4,441
London		
UK Postcode E C 2 R 6 D A		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	4,441
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 21 March 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

ESP-EXEC./SJK/E2283 Tel: 0870 836 4064

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	749	1,304	1,079
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	648p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ______________________ **Date** 21 March 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper) 5 Union Street	
Manchester M12 4JD	
Tel: 0870 836 4064	Fax: 0870 836 4056
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	10	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,717		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED LIST	Ordinary	5,849
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 21 March 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper)
5 Union Street
Manchester M12 4JD

Tel: 0870 836 4064 Fax: 0870 836 4056

DX number DX exchange

ATTACHMENT TO FORM 88(2) DATED 21 MARCH 2005

Title	Forename(s)	Surname	Address					Shares Allotted
MRS	SANDRA	ADAR	129 CARLYLE ROAD	EALING	LONDON		W5 4BP	231
MR	STEPHEN JOHN	CALLAGHAN	50 MIDDLETON BOULEVARD	WOLLATON	NOTTINGHAM	NOTTINGHAMSHIRE	NG8 1AB	701
MR	STEVEN	DONOGHUE	20 ST HELENS CRESCENT	TROWELL	NOTTINGHAM	NOTTINGHAMSHIRE	NG9 3PZ	1,451
MRS	ROSALIND ELIZABETH	HAMILTON	24 DALE ROAD	KEYWORTH	NOTTINGHAM	NOTTINGHAMSHIRE	NG12 5HS	1,314
MR	STEPHEN GEOFFREY	HOUGH	APPLETREES	BRACKENHILL	CAYTHORPE	NOTTINGHAM	NG14 7EF	904
MR	PETER EDWARD	JAGGERS	2 RUFFORD ROAD	RUDDINGTON	NOTTINGHAM	NOTTINGHAMSHIRE	NG11 6FU	647
MR	GARY ANDREW	JUBB	43 NORFOLK GARDENS	DUFFIELD ROAD	DERBY	DERBYSHIRE	DE22 1AJ	32
MR	JAMES NORMAN	SALLIE	53 HUMFREY LANE	BOUGHTON	NORTHAMPTONSHIRE		NN2 8RQ	270
MR	MARK DAVID	YEATES	71 WINCHESTER COURT	SHERWOOD	NOTTINGHAM	NOTTINGHAMSHIRE	NG5 4DX	299
								5,849

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	108		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	648p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name MISS HEATHER BARKS Address 205 BEECHDALE ROAD,ASPLEY,NOTTINGHAM. UK Postcode NG8 3EZ	Class of shares allotted ORDINARY	Number allotted 108
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed ______________________ **Date** 21 March 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper)
5 Union Street
Manchester M12 4JD

Tel: 0870 836 4064 Fax: 0870 836 4056

DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	162	1,348	189
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	648p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1



Signed ______________ **Date** 3 March 2005

A dir~~ector~~ / secretary / ad~~ministrator / administrative receiver / receiver manager / rec~~eiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper)	
5 Union Street	
Manchester M12 4JD	
Tel: 0870 836 4064	Fax: 0870 836 4056
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	647		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details		Shares and share class allotted	
Name	Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address	12 Tokenhouse Yard, London.	Ordinary	1,043
UK Postcode	EC2R 7AN		

Name	Mr Alan Oates	Class of shares allotted	Number allotted
Address	17 Toston Drive, Wollaton Park, Nottingham, Nottinghamshire.	Ordinary	284
UK Postcode	NG8 1DA		

Name	Miss Penelope J. Teale	Class of shares allotted	Number allotted
Address	1 Weldon Rise, Loughton, Milton Keynes, Buckinghamshire.	Ordinary	1,019
UK Postcode	MK5 8BW		

Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed ____________ **Date** 26 March 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper)
5 Union Street
Manchester M12 4JD

Tel: 0870 836 4064 Fax: 0870 836 4056

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	31	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	205	473	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	648p	508p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name	Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address	12 Tokenhouse Yard, London.	Ordinary	402
UK Postcode	EC2R 7AN		

Name	Mr Michael Allen	Class of shares Allotted	Number allotted
Address	12 Northfield, Lightwater, Surrey	Ordinary	168
UK Postcode	GU18 5YR		

Name	Mrs Madeleine Jane Hunt	Class of shares Allotted	Number allotted
Address	33 Fountains Road, Tuckswood, Norwich, Norfolk	Ordinary	108
UK Postcode	NR4 6LN		

Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			

Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 31 March 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper) 5 Union Street	
Manchester M12 4JD	
Tel: 0870 836 4064	Fax: 0870 836 4056
DX number	DX exchange

Ref: chcorres.pgc.roc1690305

31 March 2005

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Purchase of own shares

In connection with recent purchases of shares for holding in treasury, I enclose five Forms 169(1B) for filing.

Yours faithfully



Paul Cooper

Assistant Company Secretary



Companies House
for the record



169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number 146575

Company Name in full GUS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number of shares	220,000	200,000	300,000
Date(s) shares delivered to the company	2/2/05	3/2/05	4/2/05
For each share: Nominal value	£0.25p	£0.25p	£0.25p
Maximum price paid	£9.618016	£9.664369	£9.612948
Minimum price paid	£9.618016	£9.664369	£9.612948

The aggregate amount paid by the company for the shares to which this return relates was: £34,719,349.67

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £173,600.00

t-p

Form 1	6,928,736.72
Form 2	8,212,282.35
Form 3	8,181,993.00
Form 4	6,571,582.00
Form 5	2,824,754.40
	34,719,349.67

Note This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(8) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 3/3/05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

PAUL COOPER ; GUS plc ;
THE WHARF ; 5 UNION STREET ;
MANCHESTER, M12 4JP Tel 0870 836 4066
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

1. If this return shows that shares have been purchased to be held in treasury, before it is delivered to Companies House the return must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. **If the return has not been stamped Inland Revenue penalties may apply.** The Inland Revenue Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf).

3. Note: If this return shows that fully paid bonus shares have been placed in treasury (that is, no entry has been made in part A), the form should be sent directly to Companies House.

Return by a public company purchasing its own shares for holding in treasury



Form. of :



Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below For Inland Revenue use only



Company Number 146575

Company Name in full GUS Plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number of shares	300,000	250,000	300,000
Date(s) shares delivered to the company	8/2/05	9/2/05	21/2/05
For each share:			
Nominal value	£0.25p	£0.25p	£0.25p
Maximum price paid	£9.69548	£9.681051	£9.611252
Minimum price paid	£9.69548	£9.681051	£9.611252

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £8,212,282.35

c/fwd to form 1

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ See form 1

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(8) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

£41,06...

**Delete as appropriate

Signed [signature] **Date** 3/3/05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

PAUL COOPER; GUS PLC;
THE WORKS; 5 UNION STREET;
MANCHESTER M12 4JD Tel 0870 336 4064
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

delivered to Companies House the return must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. **If the return has not been stamped Inland Revenue penalties may apply.** The Inland Revenue Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf).

3. Note: If this return shows that fully paid bonus shares have been placed in treasury (that is, no entry has been made in part A), the form should be sent directly to Companies House.

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only

Company Number: 140575

Company Name in full: GUS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number of shares	250,000	300,000	300,000
Date(s) shares delivered to the company	22/2/05	23/2/05	25/2/05
For each share: Nominal value	£0.25p	£0.25p	£0.25p
Maximum price paid	£9.675624	£9.600447	£9.609845
Minimum price paid	£9.675624	£9.600447	£9.609845

The aggregate amount paid by the company for the shares to which this return relates was: £ 8,181,993.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ See form 1

c/fwd to form 1

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

£40,910

**Delete as appropriate

Signed [signature] Date 3/3/05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Paul Gordon; GUS plc;
The Works; 5 Union Street;
Manchester M12 4JD Tel. 0870 830 4064
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff for companies registered in England and Wales or **Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB** for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

delivered to Companies House the return must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. **If the return has not been stamped Inland Revenue penalties may apply.** The Inland Revenue Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf).

3. Note: If this return shows that fully paid bonus shares have been placed in treasury (that is, no entry has been made in part A), the form should be sent directly to Companies House.


Companies House
for the record



169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number	146575
Company Name in full	GUS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number of shares	300,000	300,000	300,000
Date(s) shares delivered to the company	28/2/05	2/3/05	3/3/05
For each share:			
Nominal value	£0.25p	£0.25p	£0.25p
Maximum price paid	£9.4623	£9.592880	£9.516756
Minimum price paid	£9.4623	£9.592880	£9.516756

The aggregate amount paid by the company for the shares to which this return relates was: £ 8,571,582.60

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ See form 1

c/fwd to form 2

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(8) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company.			

£ 42,860

**Delete as appropriate

Signed [signature] **Date** 3/3/05

(**a director / secretary / administrator / administrative receiver / receiver-manager / receiver)

You do *not* have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

PAUL GUINN, GUS plc,
THE WORKS, 5 UNION STREET
MANCHESTER M12 4JD Tel. 0870 836 4066
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

delivered to Companies House the return must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. **If the return has not been stamped Inland Revenue penalties may apply.** The Inland Revenue Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf).

3. Note: If this return shows that fully paid bonus shares have been placed in treasury (that is, no entry has been made in part A), the form should be sent directly to Companies House.

169(1B)

Companies House
for the record

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only

Company Number	146575
Company Name in full	GWI plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number of shares	300,000		
Date(s) shares delivered to the company	4/3/05		
For each share:			
Nominal value	£0.25p		
Maximum price paid	£9.415848		
Minimum price paid	£9.415848		

The aggregate amount paid by the company for the shares to which this return relates was: £ 2824754.40 c/fwd to form

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ See Form

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(8) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] Date 3/3/05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

PAM GORDON ; GWI plc ;
THE WINGS ; 5 UNION STREET ;
MANCHESTER M12 4JD Tel 0870 831 4004
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

delivered to Companies House the return must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. **If the return has not been stamped Inland Revenue penalties may apply.** The Inland Revenue Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf).

3. Note: If this return shows that fully paid bonus shares have been placed in treasury (that is, no entry has been made in part A), the form should be sent directly to Companies House.

Exemption number 82-5017

RNS announcements

REG-GUS PLC Transaction in Own Shares Released: 11/03/2005

RNS Number:6784J

GUS PLC: Transaction in Own Shares

GUS PLC announces that it has today purchased through Merrill Lynch 350,000 ordinary shares at a price of 923.906429 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 16,075,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,001,144,560.

Exemption number 82-5017

RNS announcements

REG-GUS PLC Transaction in Own Shares Released: 14/03/2005

RNS Number:7388J

GUS PLC: Transaction in Own Shares

GUS PLC announces that it has today purchased through Merrill Lynch 300,000 ordinary shares at a price of 915.7599 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 16,375,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,000,844,560.

Exemption number 82-5017

RNS announcements

REG-GUS PLC Transaction in Own Shares Released: 15/03/2005

RNS Number:7960J

GUS PLC: Transaction in Own Shares

GUS PLC announces that it has today purchased through Merrill Lynch 250,000 ordinary shares at a price of 918.687 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 16,625,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,000,594,560.

Exemption number 82-5017

RNS announcements

REG-GUS PLC Transaction in Own Shares Released: 16/03/2005

RNS Number:8595J

GUS PLC: Transaction in Own Shares

GUS PLC announces that it has today purchased through Merrill Lynch 350,000 ordinary shares at a price of 919.6429 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 16,975,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,060,244,560.

Exemption number 82-5017

RNS announcements

REG-GUS PLC Transaction in Own Shares Released: 17/03/2005

RNS Number:9089J
GUS PLC
17 March 2005

GUS PLC: Transaction in Own Shares & Amendment to Previous Announcement

GUS PLC announces that it has today purchased through Merrill Lynch 300,000 ordinary shares at a price of 903.5645 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 17,275,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 999,944,560.

Amendment to Announcement released on 16 March 2005 at 17:37hrs (RNS Number 8595J)

Please note that the total number of ordinary shares in issue on 16 March 2005 (excluding shares held as treasury shares) should have read 1,000,244,560.

Exemption number 82-5017

RNS announcements

REG-GUS PLC Transaction in Own Shares Released: 18/03/2005

RNS Number:9737J

GUS PLC: Transaction in Own Shares

GUS PLC announces that it has today purchased through Merrill Lynch 250,000 ordinary shares at a price of 904.6566 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 17,525,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 999,694,560.

Exemption number 82-5017
RNS announcements

REG-GUS PLC Transaction in Own Shares Released: 21/03/2005

RNS Number:0345K

GUS PLC: Transaction in Own Shares

GUS PLC announces that it has today purchased through Merrill Lynch 170,000 ordinary shares at a price of 918.2059 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 17,695,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 999,524,560.

Ref: PGC/blannt210305

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

21 March 2005

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

Dear Sir

Block Listing Returns

I attach ten Block Listing returns and should be grateful if you would arrange for the release of these on the Regulatory News Service under the numbers indicated. A copy of this letter (for information only) is also being sent to the Listing Applications department.

Yours faithfully



Paul Cooper

Assistant Company Secretary

Encs

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 142520

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 3 SEPTEMBER 2004 RE 200,000 SHARES))
3.	Period of return:	From 03.09.04 to 02.03.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	0 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	200,000 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,017,219,560 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN



To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 353127

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 6 SEPTEMBER 2004 RE 200,000 SHARES))
3.	Period of return:	From 06.09.04 to 05.03.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	0 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	200,000 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,017,219,560 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 595084

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 7 SEPTEMBER 2004 RE 200,000 SHARES))
3.	Period of return:	From 07.09.04 to 06.03.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	0 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	200,000 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,017,219,560 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 105015

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 8 SEPTEMBER 2004 RE 200,000 SHARES))
3.	Period of return:	From 08.09.04 to 07.03.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	0 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	200,000 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,017,219,560 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature: 

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No:	616166

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 9 SEPTEMBER 2004 RE 200,000 SHARES))
3.	Period of return:	From 09.09.04 to 08.03.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	0 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	200,000 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records	1,017,219,560 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN



To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 173650

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 13 SEPTEMBER 2004 RE 200,000 SHARES))
3.	Period of return:	From 13.09.04 to 12.03.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	0 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	200,000 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,017,219,560 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 147775

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 14 SEPTEMBER 2004 RE 200,000 SHARES))
3.	Period of return:	From 14.09.04 to 13.03.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	0 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	200,000 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,017,219,560 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 590990

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 16 SEPTEMBER 2004 RE 200,000 SHARES))
3.	Period of return:	From 16.09.04 to 15.03.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	0 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	200,000 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,017,219,560 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 356644

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 17 SEPTEMBER 2004 RE 200,000 SHARES))
3.	Period of return:	From 17.09.04 to 16.03.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	0 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	200,000 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,017,219,560 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN



To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No:	847293

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 20 SEPTEMBER 2004 RE 200,000 SHARES))
3.	Period of return:	From 20.09.04 to 19.03.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	0 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	200,000 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records	1,017,219,560 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

Exemption number 82-5017

RNS announcements

REG-GUS PLC Transaction in Own Shares Released: 22/03/2005

RNS Number:0973K

GUS PLC: Transaction in Own Shares

GUS PLC announces that it has today purchased through Merrill Lynch 350,000 ordinary shares at a price of 922.64 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 18,045,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 999,174,668.

Exemption number 82-5017

RNS announcements

REG-GUS PLC Transaction in Own Shares Released: 23/03/2005

RNS Number:1613K

GUS PLC: Transaction in Own Shares

GUS PLC announces that it has today purchased through Merrill Lynch 400,000 ordinary shares at a price of 917.5 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 18,445,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 998,774,668.

Exemption number 82-5017

RNS announcements

REG-GUS PLC Transaction in Own Shares Released: 24/03/2005

RNS Number:2303K

GUS PLC: Transaction in Own Shares

GUS PLC announces that it has today purchased through Merrill Lynch 195,000 ordinary shares at a price of 913 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 18,640,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 998,579,668.